

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

via facsimile and U.S. mail   October 18, 2007

Mr. Howard Taylor
President and Chief Executive Officer
River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda, HM11

> Re: **River Capital Group, Inc.**
> **Preliminary Information Statement Filed on Schedule 14C**
> **File No. 0-29463**
>
> **Form 10-QSB for the quarter ended June 30, 2007**
> **File No. 0-29463**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Dissenter's Rights of Appraisal, page 35

1.   Describe the other rights or actions that exist under state law for stockholders who are aggrieved by the reverse stock split. If there are no specific rights or actions, please eliminate this sentence.

Unaudited Pro Forma Condensed Combined Financial Information, page 28

2.   We note your pro forma financial statements give effect to the acquisition of
        Certain Acquired Properties by Sonterra Resources, Inc. and the acquisition of
        Sonterra Resources, Inc. by RCGI. To avoid confusion in the presentation of the
        adjustments included in your pro forma financial statements, revise the
        presentation to separate the pro forma adjustments into two columns to specify
        which adjustments relate to the two transactions. Refer to Regulation S-X, Article
        11-02(b), Instruction 6.

3.   On a related matter, please expand your footnotes on pages 32 and 34 to the pro
        forma financial statements to clearly indicate the nature and calculation of each
        pro forma adjustment amount. Refer to Regulation S-X, Article 11-02(b)(6).
        Please also refer to comments below related to specific adjustments.

4.   Please revise your footnotes on pages 32 and 34 to include the disclosures
        required by SFAS No. 69 on a pro forma basis. Refer to SAB Topic 2D, Question
        6.

Unaudited Pro Forma Consolidated Balance Sheet, page 29

5.   Please revise the adjustment described in note (5) to remove the common stock of
        Sonterra Resources. As presented, this adjustment currently reduces additional
        paid-in capital.

6.   Tell us where you have accounted for the 1% transaction fee and reimbursement
        of certain expenses incurred by Longview in the pro forma balance sheet. As
        these expenses represent a one-time charge, an adjustment to the pro forma
        balance sheet only with related disclosure is appropriate.

7.   Tell us where you have accounted for the expected issuance of stock options in
        accordance with your 2007 Stock Option Plan upon closing of the Securities
        Exchange Transaction. Similar to above, because this adjustment is a one-time
        charge associated with the transaction, an adjustment to the pro forma balance
        sheet only and related disclosure is appropriate.

Notes to June 30, 2007 Unaudited Pro Forma Consolidated Statements, page 32

8.   The difference between the nature and basis for the adjustments in notes (6) and
        (7) is currently unclear. Please revise your notes to state how you have accounted
        for the acquisition of the Certain Acquired Properties by Sonterra Resources. If
        you have accounted for this acquisition in accordance with SFAS 141, provide a
        summarized purchase price allocation detailing how the total purchase price has
        been determined and how this purchase price has been allocated to the acquired

assets and liabilities. If you have not accounted for this acquisition in accordance with SFAS 141, explain to us how you have accounted for it.

9.   Tell us what you mean by "Sonterra's adjusted purchase price" in note (7). Please expand your notes to state how the acquisition of Sonterra by RCGI will be accounted for and the basis used to record the pro forma adjustments.

10.   We note you have recorded certain adjustments to proved properties and pipeline and facilities assets to reduce the carrying value of these assets as of June 30, 2007 on the carve-out financial statements. These adjustments suggest that these assets may have been impaired in the carve-out predecessor financial statements presented beginning on page F-1. Please explain to us how the amounts of these adjustments were determined. Also, tell us whether the carrying values in the predecessor financial statements were assessed for impairment. If so, describe for us the results of these impairment tests. If not, explain why not.

11.   Please disclose the nature of the $263,453 accounts receivable pro forma adjustment.

12.   Clarify the basis for the adjustment to retained earnings of $(5,304,659). Tell us why is does not equal the retain earnings and deficit amounts of Sonterra and Certain Acquired Properties to remove their respective retain earnings and deficit amounts.

13.   We note the pro forma adjustments to general and administrative expenses in notes (9) and (19) on pages 32 and 34, respectively. Please expand your disclosures to specify what these amounts represent. Tell us why you believe these adjustments are factually supportable. Also, explain why corresponding amounts are not reflected within the historical financial statements of Certain Acquired Properties.

14.   Please revise and expand your disclosures in notes (10) and (20) on pages 32 and 34, respectively to clarify the basis for accounting for the oil and gas assets in the pro forma statements. We note the financial statements of Certain Acquired Properties accounted for these assets under the full cost method. As part of your response, tell us why the adjustments result in a decrease to recognized depreciation, amortization and depletion.

15.   Revise and expand your footnote (12) to clearly explain how the amounts included in the pro forma balance sheet were derived.

Financial Statements, page 45

Certain Acquired Oil and Gas Properties

Unaudited Financial Statements as of June 30, 2007

General

16.	As the June 30, 2007 interim period includes more than one fiscal quarter, please revise the income statements to provide the most recent interim quarter (the three months ended June 30, 2007) and the comparable quarter of the preceding fiscal year. Refer to Instructions 1 of Regulation S-B, Item 310(b).

17.	Please provide footnotes to the interim financial statements of the predecessor as required by Instruction 2 to Item 310(b) of Regulation S-B.

Audited Financial Statements

Report of Independent Accountants, page F-4

18.	As the acquired properties represent the predecessor for RCGI, the financial statements of the acquired properties are considered issuer financial statements. As such, the audit report for the acquired properties must state that the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Notes to Audited Financial Statements

Note A – Summary of Significant Accounting Policies

Oil and Gas Properties, page F-9

19.	Revise the disclosure under this section to clearly explain how the costs and operations of the acquired properties have been carved out of the seller's full cost pools. Include sufficient detail to demonstrate that the resulting costs and operations are reasonable. Indicate, if true, that management believes the costs and operations are reasonable.

20.	We note the disclosure regarding your policies with respect to evaluating oil and gas properties for impairment. As described, your policies do not appear consistent with the full cost method of accounting. Revise your policies to disclose a method that complies with the guidance of Rule 4-10(c)(4) of Regulation S-X.

21.   Revise the disclosure under this note to include the information required by Rule 4-10(c)(7) of Regulation S-X. The revised disclosure should include, but not be limited to, the relevant disclosures regarding unproved properties.

Income Taxes, page F-9

22.   We note that you have not provided income tax expense. Explain why you believe this presentation complies with the guidance provided in the interpretive response to question 3 of SAB Topic 1-B.1

Form 10-QSB

Item 3. Controls And Procedures, page 17

23.   You state that "There have been no significant changes in the Company's internal controls over financial reporting that occurred during the Company's most recent fiscal quarter…" Item 309 of Regulation S-B requires disclosure of <u>any</u> change in internal controls over financial reporting during the last fiscal quarter. Please provide the required disclosure in your future filings.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or, in her absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: B. Skinner
        S. Buskirk
        S. Donahue

        via facsimile
        Howard Taylor
        441-296-1214